CUBIST PHARMACEUTICALS, INC.

07-30-13/6:00 p.m. EST

The following is a transcript of an investor presentation given by Cubist Pharmaceuticals, Inc. (“Cubist”) on July 30, 2013, in connection with the Cubist’s proposed acquisitions of Trius Therapeutics, Inc. (“Trius”) and Optimer Pharmaceuticals, Inc. (“Optimer”)

Important Additional Information about the Potential Trius Transaction will be Filed with the U.S. Securities and Exchange Commission (SEC)

This presentation and the statements during this call are not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Trius stock.  Cubist has not commenced the tender offer for shares of Trius’ stock described in this presentation. Upon commencement of the tender offer, Cubist will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Trius will file with the Securities and Exchange Commission a solicitation/ recommendation statement on Schedule 14D-9.  Shareholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov, or by contacting the investor relations departments of Cubist or Trius at eileen.mcintryre@cubist.com or sloren@westwicke.com, respectively.

Important Additional Information about the Potential Optimer Transaction will be Filed with the SEC

This presentation and the statements during this call shall not constitute an offer of any securities for sale. The acquisition will be submitted to Optimer’s stockholders for their consideration. In connection with the acquisition, Cubist and Optimer intend to file relevant materials with the Securities and Exchange Commission (SEC), including a registration statement on Form S-4, which will include a proxy statement/prospectus and other relevant documents concerning the merger. Investors and stockholders of Cubist and Optimer are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Cubist, Optimer and the merger.

Stockholders of Cubist and Optimer can obtain more information about the proposed transaction by reviewing the Form 8-K to be filed by Cubist and Optimer in connection with the announcement of the entry into the merger agreement, and any other relevant documents filed with the SEC when they become available. The registration statement, the proxy statement/prospectus and any other relevant materials (when they become available), and any other documents filed by Cubist and Optimer with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Cubist, 65 Hayden Avenue, Lexington, MA 02421, Attention: Investor Relations, or Optimer, 4755 Nexus Center Drive, San Diego, CA 92121, Attention: Investor Relations. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Optimer and its directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of Optimer in connection with the merger. Information regarding Optimer’s directors and executive officers and their ownership of Optimer common stock is available in Optimer’s annual report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 18, 2013 and the proxy statement on Schedule 14A for Optimer’s 2013 annual meeting of stockholders, filed with the SEC on April 12, 2013 and as amended on April 19, 2013. Certain directors and executive officers of Optimer and other persons may have direct or indirect interests in the proposed merger due to securities holdings, pre-existing or future indemnification arrangements and rights to severance payments if their employment is terminated prior to or following the merger. If and to the extent that any of the Optimer participants will receive any additional benefits in connection with the merger, the details of those benefits will be described in the proxy statement/prospectus relating to the merger. Investors and security holders may obtain additional information regarding the direct and indirect interests of Optimer and its executive officers and directors in the merger by reading the proxy statement/prospectus regarding the Merger when it becomes available.

Forward Looking Statements

This presentation and statements in this conference call regarding the proposed transactions contain forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding: the proposed transactions between Cubist and Trius and between Cubist and Optimer; the expected timetable for completing each transaction; Cubist’s future financial and operating results, including the expected impact of the anticipated transactions on Cubist’s earnings; Cubist’s forecast of peak year revenue contributions from DIFICID and tedizolid phosphate combined; strategic and other potential benefits of each transaction, including that each transaction supports Cubist’s Building Blocks of Growth long-range goals; Cubist’s ability and plans to finance each transaction; Trius’ product candidates, including regarding the therapeutic and commercial potential of, and the expected timing for filing U.S. and E.U. regulatory approval submissions for and commercial launches of, tedizolid phosphate; Optimer’s commercial product, DIFICID, including regarding its therapeutic and commercial potential; Cubist’s products and product candidates, including ceftolozane/tazobactam; Cubist’s plans to expand internationally; and any other statements about Cubist, Trius or Optimer managements’ future expectations, beliefs, goals, plans, or prospects, are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include: the possibility that certain closing conditions to either transaction will not be satisfied; that required regulatory approvals for either transaction may not be obtained in a timely manner, if at all; the ability to timely consummate either transaction and the possibility that either transaction will not be completed; the ability of Cubist to successfully integrate Trius’ and/or Optimer’s operations and employees; the anticipated benefits of either transaction may not be realized; risks related to drug development and commercialization; the ability of Cubist to achieve its Building Blocks of Growth long-range goals, including as a result of Cubist’s ability to continue to grow revenues from the sale of CUBICIN® and ENTEREG®, competition, Cubist’s ability to successfully develop, gain marketing approval for and commercially launch its product candidates for their planned indications and on their expected timelines, and Cubist’s ability to discover, in-license or acquire new products and product candidates; and those additional factors discussed in Cubist’s, Trius’ and Optimer’s most recent Annual and Quarterly Reports on Forms 10-K and 10-Q filed with the Securities and Exchange Commission. Cubist, Trius and Optimer caution investors not to place considerable reliance on the forward-looking statements contained in this presentation and call. These forward-looking statements speak only as of the date of this call, and Cubist, Trius and Optimer undertake no obligation to update or revise any of these statements.

Use of Non-GAAP Financial Measures

Within this presentation, in order to provide greater transparency regarding Cubist’s performance, we refer to certain non-GAAP financial measures, such as non-GAAP adjusted operating income, that involve adjustments to GAAP measures. Cubist believes these non-GAAP financial measures are also useful to investors because they provide greater transparency regarding Cubist’s operating performance. These non-GAAP financial measures should not be considered an alternative to measurements required by GAAP, such as operating income, and should not be considered measures of Cubist’s liquidity. In addition, these non-GAAP financial measures are unlikely to be comparable with non-GAAP information provided by other companies. Reconciliations between non-GAAP financial measures and GAAP financial measures are included at the end of this presentation.

CUBIST PHARMACEUTICALS, INC.

Moderator: Eileen McIntyre

July 30, 2013

6:00 p.m. EST

Operator:                                                                  Good day.  My name is (Tarassa) and I will be your event manager today.  At this time, I would like to welcome everyone to the “Cubist Pharmaceuticals Planned Acquisitions of Trius Therapeutics and Optimer Pharmaceuticals” Webinar.

All lines have been placed on mute to prevent any background noise, and please note that today’s Web conference is being recorded.  We will be taking questions over the phone at the end of today’s presentation.  To ask a question, simply press star, and then the number one on your telephone keypad.

And if you experience any technical difficulties during today’s event, please use the chat panel to communicate directly with myself.  At this time, I would like to turn today’s program over to your first presenter, Eileen McIntyre, Vice President of Investor Relations.

Eileen, you may now begin.

Eileen McIntyre:                           Good evening.  Thank you for joining us.  Before we begin, let me read our Safe Harbor statement.  Today’s presentation includes forward-looking statements relating to our business and the proposed transactions with Trius and Optimer, including those set forth on this slide.

We may also make forward-looking statements during the Q&A session following our prepared remarks.  These statements are neither promises or guarantees, nor are number of risks and uncertainties that could cause actual results to differ materially from those set forth in these forward-looking statements.

These and other risk factors are further described in the risk factor section of Cubist’s, Trius’ and Optimer’s most recent quarterly report on Form 10-Q filed with the SEC.  Forward-looking statements are made as of today’s date and we do not undertake any obligation to update any forward-looking statements.

We will also refer to certain non-GAAP financial measures that involve adjustments to GAAP figures in order to provide greater transparency regarding Cubist’s operating performance.  Please refer to the slide being shown regarding our use of non-GAAP financial measures, and the reconciliations between our non-GAAP financial measures and GAAP financial measures at the end of this presentation.

Speakers on today’s call include Cubist Chief Executive Officer, Mike Bonney; Chief Operating Officer and President, Rob Perez; and Chief Financial Officer, Mike Tomsicek.

Joining us for the Q&A portion of the call is Chief Scientific Officer, Steve Gilman.  And now, I will turn the call over to Mike Bonney.  Mike?

Mike Bonney:                                          Thanks, Eileen.  Good evening and thank you for joining us.  Earlier today, Cubist announced our planned acquisitions of both Trius Therapeutics and Optimer Pharmaceuticals.  We see a compelling rationale for these transactions that are predicated on:

•                  The strategic acceleration of Cubist leadership in the discovery, development and commercialization of therapies for patients treated and acute care settings across the globe.

•                  The unique and complementary nature of the assets from both companies and

•                  The financially sound structure of the deals, which we expect on a combined basis, to be accretive to earnings in 2015.

Before we go more deeply into the specifics, let me take a moment to articulate the context for these two planned acquisitions.  As many of you know, Cubist’s mission is to provide therapies for seriously ill patients treated in and around the hospital.

We focus on therapies that are designed to deliver not only safety and efficacy, but value, by reducing the use of acute care resources, helping to get patients home sooner, and helping to reduce the need for readmissions.

Consistent with this strategy, last year Cubist announced our five-year Building Blocks of Growth setting out aggressive, but achievable goals for 2017, including $2 billion in total annual revenue; 4 products in late-stage clinical development, $700 million in non-GAAP adjusted operating income.

We also pledged at that time to continue to drive our highly differentiated culture at Cubist into the future.

The assets and expertise we plan to acquire in Trius and Optimer simply stated are a great fit with Cubist.

We believe that in our hands the approved therapy DIFICID, the late state antibiotic candidate, tedizolid phosphate, and the pre-clinical assets at Trius, can all contribute meaningfully to our 2017 Building Blocks of Growth goals, and continue to propel us for many years after that.

We expect these assets will make an important contribution to top line and bottom line results between now and 2017.  In time, we see these combined assets growing to contribute $600 million to $1 billion in net revenue annually.  And due to their strategic fit, they will strongly leverage Cubist resources already in place or planned for our existing portfolio.

Let me repeat, on a combined basis, assuming both transactions close, we expect these acquisitions to be accretive to Cubist earnings in 2015.

Importantly, we also see these 2 organizations making meaningful contributions to the Cubist culture, while strengthening our talent pool and expertise as we continue to discover, develop and commercialize therapies for the dynamic, acute- care/ hospital environment.

Rob will now speak to the highly complementary nature of these transactions to our current acute care portfolio, and Mike Tomsicek will speak to the sound financials behind the deals.  Rob?

Rob Perez:                                                           Thanks, Mike.  This is an important and exciting day for Cubist, for our shareholders and for patients.  In essence, these acquisitions provide Cubist with additional complementary solutions for our acute care customers.

They leverage our field-based hospital sales and medical teams currently in the U.S. and soon-to-be-built in Europe, and they significantly accelerate our strategy of being the therapeutic leader in the acute care space.

Let me review the key drivers of value that we see in each of the planned acquisitions.  I’ll start with Trius.  We have known the leadership of this organization for some time.  Jeff Stein and the entire Trius team have demonstrated a commitment to scientific excellence and diligent development work, and if successful, their lead development program, tedizolid, should be a very important addition to the global infectious disease armamentarium.

Tedizolid is a unique late-stage asset that is highly complementary to Cubist’s portfolio.  It is a once-daily, short-course, I.V. and importantly orally-administered drug candidate in development for the potential treatment of certain Gram-positive infections including those caused by MRSA.

As Trius has previously announced, tedizolid recently met all primary and secondary end points in two phase 3 clinical trials studying patients with acute bacterial skin and skin structure infections, and we expect an NDA to be filed in the second half of 2013.

Based on the accelerated FDA review cycle associated with its QIDP designation, and assuming approval, we plan to launch tedizolid in the U.S. in late 2014.  Assuming final agreement with regulatory authorities, Trius expects to initiate a phase 3 clinical program in hospital-acquired and ventilator associated bacterial pneumonia caused by Gram positive bacteria in the second half of 2013.

We expect tedizolid to leverage our outstanding acute care commercial and medical organizations in the U.S., as we don’t anticipate significant additions to our U.S. customer-facing organization to support its launch.

Assuming approval, tedizolid should also enable us to accelerate our commercial build-out in Europe.  We look forward to working with the Trius team to submit the MEA to the European Medicines Agency, which we expect to occur in the first half of 2014.

We also believe tedizolid’s approval and launch in Europe can accelerate the potential launch of our late-stage antibiotic candidate for Gram-negative infections, ceftolozane/tazobactam.

The acquisition of Trius will also give Cubist an additional international partner, Bayer, which has the rights to tedizolid in Asia, Africa, Latin America, and most of the Middle East.  Under the agreement with Bayer, upon completion of the acquisition, Cubist will be eligible for milestone payments for the achievement of certain development, regulatory and commercial milestones and will be entitled to receive double-digit royalties on annual net sales in the licensed territories.

Bayer also agreed to cover 25 percent of the cost of the developing tedizolid for pneumonia.

I’ll spend a minute now on how we expect CUBICIN and tedizolid, if approved, will complement each other inside and outside the hospital.  We believe CUBICIN and tedizolid will address different patient populations based on the severity and type of infection.

Assuming an initial approval in skin, tedizolid , with its once-daily I.V. and oral forms of administration, and short course duration, could be an attractive option for patients with less serious MRSA skin infections who would benefit from treatment options beyond vancomycin and linezolid.

This contrasts with CUBICIN, which is an I.V.-only cyclic lipopeptide and is generally used with sicker patients with more serious skin or blood stream infections.  Ultimately, assuming a successful trial and approval for nosocomial pneumonia caused by Gram positive bacteria, tedizolid will offer an alternative to both linezolid and vancomycin in lung infections, where CIBICIN is not approved.

The bottom line is that we believe tedizolid will offer an important option for patients with certain Gram positive infections where a well-tolerated, once-daily, short course oral therapy will be beneficial, and we are very excited about adding it to the Cubist infectious-disease portfolio.

Now, turning to the planned acquisition of Optimer: We obviously know Optimer and DIFICID quite well.  Our U.S. sales organization has been co-promoting DIFICID with Optimer in U.S. hospitals for two years and we anticipate a smooth integration of the product into the Cubist acute-care franchise.

DIFICID generated approximately $69 million in net revenue in the U.S. and Canada in the last 12 months and it remains one of the most successful hospital antibiotic launches ever, in dollar terms.

DIFICID’S differentiated profile makes it a very attractive asset in an important, growing market, with significant unmet need.  We believe that Cubist’s commercial and medical expertise and direction can help DIFICID achieve its growth potential over its long patent life.

DIFICID is the first antibacterial drug approved in more than 25 years to treat clostridium difficile-associated diarrhea or CDAD.  Approved in May 2011, DIFICID has FDA-labeled superiority for sustained response versus oral vancomycin , a rarity in the antibiotic world, and an established safety profile.

To ensure that this important therapy has the commercial support it needs, we have reached an agreement with Optimer for an extension of the original co-promotion agreement to cover the period between now and when the acquisition closes.

Optimer has out-licensed fidaxomicin to Astra-Zeneca for Latin America, and to Astellas for Europe, Japan and certain other countries in the Middle East and Africa.  It is approved and marketed in Europe today under the trade name, DIFICLIR, and Astellas Pharma Europe began selling DIFICLIR in 2012.

We don’t anticipate having to make substantial new investments to support DIFICID’s growth in the U.S., but we do plan to add some enhancements to ensure we are maximizing its value.  After the transaction closes, we expect to continue work that Optimer began by continuing their bone-marrow transplant study.

We also plan to continue to build robust health economics data by supporting ongoing phase 4 work, as well as other post-marketing studies that can help to reinforce the value of DIFICID to appropriate patient populations.

CDAD is a serious, often debilitating disease associated with increased hospitalization and mortality.  As a spore-forming bacteria, clostridium difficile is a very difficult bug to eradicate.  Recurrence of disease is a problem both for patients who are at increased risk of dying and for the health care system, which absorbs additional costs.

Having multiple therapeutic options with different mechanisms of action to reduce these recurrence rates, we believe, will be of tremendous benefit to patients and health care systems.  As you know, Cubist has an oral antibiotic, Surotomycin, now in phase 3 studies, as a potential treatment for CDAD. Surotomycin and DIFICID are very different compounds with different mechanisms of action.  If surotomycin is approved, we believe seriously ill patients will benefit from having another complementary option with a different mechanism of action for the treatment of CDAD.

In summary, we believe that DIFICID will provide Cubist with significant long-term growth potential and allow us to continue to offer our acute-care customers the best possible alternative to address significant unmet medical needs that exists in and outside the hospital.

Before Mike Tomsicek reviews the terms of these acquisition agreements, I’d like to pause to congratulate all involved within Cubist, as well as, the Trius and Optimer organizations for bringing us to this pivotal moment.

Our announcement today reflects not only the tremendous value that has been built in each of our organizations, but the professionalism, dedication and discipline which with these deals have been negotiated.

Now, over to Mike.

Mike Tomsicek:                                Thanks, Rob.  Let me add my endorsement both to the strategic fit and value of the transactions we are announcing today.

First, addressing Trius:  Cubist has agreed to acquire all outstanding shares of the company for $13.50 per share or approximately $707 million.

In addition to the up-front cash payment, each Trius shareholder will receive one non-tradable contingent value right for each share they own.  The CVR entitles the holder to receive an additional cash payment of up to $2 based on achieving certain milestones for 2016 net sales in the U.S., Canada and Europe.

Specifically, the CVR will pay out $1 if these revenues reach $125 million and step wise to a maximum of $2 if sales reach $135 million for 2016.

These CVR milestones, if achieved, will benefit both Cubist and Trius shareholders.  The total transaction is valued at up to $818 million and it has been approved by the boards of directors of both companies.

This transaction is subject to regulatory review and other customary closing conditions much of which we do not control; however, Cubist’s objective is to close the acquisition by year-end.

The success of this transaction is predicated on its strong strategic fit.  We will be as disciplined around our investment in this program as we’ve always been, but this transaction is about unlocking the growth opportunity we see for this drug and we do intend to invest in tedizolid to ensure we maximize that opportunity.

We expect this transaction to be accretive to Cubist within the Building Blocks of Growth timeframe and for many years beyond.

Now, the Optimer agreement:  Cubist has agreed to acquire all outstanding shares of the company for $10.75 per share in cash or approximately $535 million.  In addition to the up-front cash payment, each Optimer stockholder will receive 1 publicly traded contingent value right for each share they own.

The CVR entitles the holder to receive an additional cash payment of up to $5 based on achieving certain milestones for the period from July 1, 2013, to December 31, 2015, for net sales in the U.S. and Canada.

Specifically, the CVR will pay out $3 if these revenues exceed $250 million, $4 if these revenues exceed $275 million, or $5 if sales exceed $300 million for that period.  I think it’s important to note that if we hit these sales milestones, both Cubist and Optimer shareholders will benefit.

The total transaction is valued at up to $801 million and it has been approved by the boards of directors for both companies.  This transaction is also subject to shareholder approval as well as regulatory review and other customary closing conditions, much of which we do not control.  However, Cubist’s objective is to close the acquisition by year-end.

Our co-promote agreement has been extended to cover the period through close; therefore, near-term commercial operations for DIFICID will remain unchanged.

It is important to point out that Optimer has knowledge and expertise resident in its people that we believe would be quite valuable as Cubist grows.  We would hope to bring this expertise to the Cubist organization. All the same, we fully expect the Optimer deal to be accretive to Cubist in its first year after close.  Referring now to both deals, we expect these transactions to be accretive to Cubist sometime in 2015.

Cubist will pay for these transactions mostly with cash on-hand, but we will seek additional financing. We have been working closely with our banking partners to detail financing alternatives available to us, including the range of debt instruments.      We will implement the alternative that is best for shareholders in a timeframe that makes sense for these transactions.

Now, back to Mike Bonney.

Mike Bonney:                                          Thanks, Mike.  A few years ago, the Infectious Disease Society of America issued a challenge to the industry and to public policymakers demanding that we find a way to deliver at least 10 new antibiotics by the year 2020.

Much has happened since the IDSA’s 10 by ‘20 goals were published.  Assuming successful completion of the planned acquisitions we have announced today, and the success of our combined late-stage pipeline, we would ultimately be responsible for 4 of these new antibiotic therapies by 2020.

This would be a seminal global health achievement and would be extremely meaningful to all Cubist employees, and importantly, to the physicians and patients that experience these tough-to-treat infections every day.

Equally important, we believe our continued investment in the critical work of developing antibiotics for serious infections caused by multi drug-resistant bacteria, positions us as an expert voice with health care policymakers across the globe.

With the planned acquisitions of Trius and Optimer, we believe that Cubist will have the opportunity to maximize the value of two unique assets, tedizolid and DIFICID—for the benefit of shareholders, patients, and the physicians and health care institutions responsible for their care.

Assuming that each of these transactions is completed, this is what our product portfolio will look like in 2014.  This translates for shareholders into strong top line and bottom line growth, and an outstanding late-stage pipeline that we believe puts us on a course to achieve our Building Blocks of Growth and thrive well into the future beyond 2017.

Let me close our prepared remarks by highlighting how these deals represent the kind of strategic acceleration for Cubist that really drives shareholder value:

•                  These transactions are right in our wheel house, bringing us one antibiotic we know intimately and another in the grand positive space where we’ve been a pioneer over the past decade.

•                  Both products play straight into our views around the importance of delivering value in hospitals and across the health care environment as a whole.

•                  Tedizolid, if approved, and DIFICID, will each play roles, we expect, in accelerating our international profitability and should enhance our ability to build key relationships with key opinion leaders, payers, regulators and other critical stakeholders ahead of the launch, assuming approval, of ceftolozane/tazobactam.

•                  And importantly, as we enter a powerful growth cycle for the company, they will bring us some expertise and capabilities that we would have had to build on our own for our — for our late stage pipeline candidates.

Finally, I just want to add that each of these planned acquisitions is significant and valuable in its own right, and we would be equally excited about doing either one by itself.  The stars just happened to have aligned in such a way that we can do both.

We are fortunate to have an excellent, deep team here to execute on both transactions and ensure a seamless integration process.

We’ll now open the line up for questions.  Operator?

Operator:                                                                    And at this time, if you would like to ask a question, please press star, followed by the number one on your telephone keypad.  Again, that is star, followed by the number one to ask a question.  And your first question comes from the line of Adnan Butt with RBC Capital Markets.

Adnan Butt:                                                    Congrats on putting in place two deals.  The first question is strategic in nature.  What’s the rationale for both at the same time versus one at a time?  Did you see any competitive pressures in terms of closing these deals that you decided to undertake both?

And the second question, what are your peak sales expectations for tedizolid and DIFICID if you can give them by — if you can give your expectations by drug and region, that would be very helpful?  Thanks.

Mike Bonney:                                          Sure, Adnan.  Clearly, these are assets that we know very well in DIFICID and tedizolid and really, as I said in the prepared remarks, the stars aligned so we’re able to execute on both of them at the same time.

That is — I would — I would like to take credit for being able to manage that, but that was really a function of where each of those individual companies were and where we are at this point.  At this point in this announcement, we’ve said that the peak combined revenue of the two and the territories where we’ll have these products are between $600 million and a billion dollars annually.

We’re not going to start slicing things up by product or region at this stage.

Adnan Butt:                                                    Can you — Mike, can you comment a bit on what level of R&D funding is required to support these programs at this time?

Mike Bonney:                                          We won’t — we will be providing guidance, of course,  as we typically do in our January year-end conference call in January of 2014.

Adnan Butt:                                                    OK.  And finally, the plans to build out Europe are still in place?

Mike Bonney:                                          Absolutely.  They are still in place.  Given the time line that has been articulated for anticipated filing in the E.U., for tedizolid, it is likely that will precede our filing in the E.U. for ceftolozane/tazobactam, and allows us, assuming that all goes well, to start to build in the European Union a bit sooner than we otherwise would have.

Adnan Butt:                                                    Thank you and I’ll get back in line.  Thanks.

Operator:                                                                    And your next question comes from the line of Matthew Harrison with UBS.

Matthew Harrison:                 Thanks for taking the questions.  I wonder if you could be, you know — and I know you just answered the question around R&D spend, but I wonder if you could be somewhat more specific around what you’re thinking in terms of investments.

It sounds like we should expect incremental SG&A investments that are not that big and then you’ll be funding or continuing to fund the lung study for Trius as well as the bone marrow study for Optimer.

I mean, directionally, and it sounds like, I think, you also made the comment that there should be accretive — the two deals together by 2015.  I mean, should we think about that accretion as being something substantial where, you know, these — just help us think about how we should think about those costs versus — because obviously, the Trius cost will outweigh the Optimer accretion.

So maybe if you could just help us directionally think about that.

Mike Bonney:                                          Well, a couple of things first off, Matt.  Assuming both of these transactions close, the sum will be accretive in 2015.  So I want to make sure that’s very clear.  So it is our belief that the revenue that we will be generating in that year, gross margin, if you will, from DIFICID, plus the gross margin from tedizolid, assuming regulatory success, will be greater than the cost of continuing to develop the two products.

In terms of the R&D spend overall, we’re, of course, not going to provide guidance at this stage, but it is our intent to continue the investment in these two assets that both Optimer and Trius have already articulated.

Rob Perez:                                                             And Matt, this is Rob.  I can speak to the SG&A part of your question in that as I said, we don’t anticipate significant additions, though there is some complementary capabilities at these companies that we do hope to leverage.

So I think that the good news is both of these products fit pretty much into the existing commercial and field-based medical infrastructure that we have, but there is some building around the edges that we, frankly, would’ve had to do anyway.

And in addition in Europe, we are — you know, where we’re building or beginning to put plans in place to build for ceftolozane/tazobactam, the addition of tedizolid in Europe will offset some of those billed costs.  So it definitely works in that way as well.

Matthew Harrison:                 OK.  Helpful.  And then two small other things, one, maybe if you could just remind us how much the lung study cost you when you run it with CUBICIN and then second, you know, just you — can you give us any sense of how much cash you want to keep on the balance sheet so we can get a sense of how much debt might need to be raised?  Thanks.

Mike Bonney:                                          Sure.  I frankly don’t remember the cost of running the pneumonia study 13 years ago, so I can’t give you any guidance there.  And I — any guidance I would give you even if I could remember probably is out of date at this point.

We have been and we will continue to be based on January earnings call when we provide guidance very clear about how we allocate our R&D resources.

With respect to the — what was the second part of your question, (Matt)?  I’m sorry.

Matthew Harrison:                 You had said you — I guess what I was trying to (inaudible).

Mike Bonney:                                          (Inaudible).  Right.  Mike?

Mike Tomsicek:                                I can’t be specific in terms of the cash balance, but we will maintain sufficient cash in order to pursue the programmatic and B.D. activities that we had established before this transaction and leave enough cash to operate comfortably with the contingencies that might come up and that will become apparent when we — when we place the financing in the coming weeks.

Matthew Harrison:                 OK.  Thanks very much.

Operator:                                                                    And your next question comes from the line of Steve Byrne with Bank of America.

Steve Byrne:                                                  Your comment about being accretive in 2015, does that assume that you will — would not be including in that any kind of an accrual for the CVR payment?

Mike Bonney:                                          Yes, we — in this — in terms of discussing accretive, it would definitely be on a non-GAAP basis.  We haven’t crossed the purchase accounting details, but our comment in accretive would be on a non-GAAP basis excluding those types of accounting transactions or charges.

Steve Byrne:                                                  OK.  And Mike, maybe you can help me with these — the structure of these CVR payments.  It seems as if the more successful you are, the less you get to keep in both of these; is that a fair way to look at this?

Mike Bonney:                                          Well, I think the way we would — we would think about this, (Steve), is to say the more successful we are, the more willing we are to share some of the upside with the current shareholders needs at each institution.

And given that they are relatively near-term, they signal a trajectory that we are very comfortable with that creates value for both via the CVR, the current shareholders of the companies we’re going to acquire, as well as for Cubist shareholders because we’ll be on a very strong trajectory for two assets with very long patent life.

Steve Byrne:                                                  OK.

Mike Bonney:                                          It’s also a great way to align incentives in the case of Optimer specifically to ensure that we’re all pulling oars in the same direction as we continue this co-promote up until the point of close.

Steve Byrne:                                                  OK.  And then Rob, you laid out a nice outlook on how there’s a complementary relationship between tedizolid and CUBICIN.  Do you see any differentiation in the CDAD market that could exist between DIFICID and surotomycin?

Rob Perez:                                                             We certainly think they could be complementary, Steve.  I mean, we really can’t comment on exactly how until we see the data on surotomycin, but what we do know is that in these kind of relapsing markets, physicians and patients need options because none of these products prevent relapses.  Relapses occur regardless.

So having multiple options is something that we’ve always felt and we said for a long time is important for surotomycin and certainly, it’s a part of the value proposition for DIFICID.  So we think they can be complementary.

Mike Bonney:                                          If I might be so bold, Steve — and I know it’s a bit of a leap — but think of other relapsing marketplaces like multiple sclerosis where there are multiple mechanisms of actions marketed and developed — developed and marketed by individual companies that are, again, complementary because in a — in a complex disease state where you have relapsing disease, the docs want to — if the first one doesn’t work, the docs want to have something different to try the next one going forward, and that’s how we see surotomycin and DIFICID in this very relapsing marketplace to C.difficile-associated diarrhea.

Steve Byrne:                                                  Thank you.

Operator:                                                                    And your next question comes from the line of Terrence Flynn with Goldman Sachs.

Terrence Flynn:                                   Question, was first just wondering about if there’s anything to read into your confidence in CXA just given the timing of these two transactions?  And then secondly, how should we think about, I guess, pricing with tedizolid given ZYVOX going generic in the future and how you guys think about that and maybe remind us how differentiated you feel this product is?  Thank you.

Mike Bonney:                                          What if I take the first one here, Terrence, and Rob will pick up the second one.  You should read absolutely nothing into our confidence in CXA except that it continues to be very high and that we think tedizolid , if approved in Europe, fits beautifully into the bag just as it would in the U.S. of the organization we’d have to build there, and, in fact, if we can stick to the indicated timelines, will allow us to go through a regulatory process, go through a health technology assessment process, and start introducing the drug before we get ceftolozane/tazobactam in there.

So it’s a wonderful way to smooth the runway, if you will, for ceftolozane/tazobactam.  So that’s the first one.  Rob will comment, probably in a “no comment” type of way about the pricing, but we’ll talk about the differentiation.

Rob Perez:                                                             Yes, we’ll not talk about pricing, but, you know, we think tedizolid is a unique product in this market space not only from ZYVOX, but from the rest of the products in the market.  And we think in particular as more and more hospitals are trying to find oral solutions, we really wanted to have a competitor and we think the best competitor in this space.

So, you know, we think the short course once-daily therapy are both differentiating features versus ZYVOX.  We’ll have to see what the label ultimately says for tedizolid, but we certainly have seen in clinical trials the potential for improved — and approved safety profile particularly in the area of drug interactions and patients on SSRIs, for example.

So we think there are a number of ways that you could potentially differentiate this product from ZYVOX, but I think it’s important to note that it’s not just different from ZYVOX.  We think that there’s a patient population that can benefit from this and that ultimately, you know, we’re going to look to see if we can show those patients who go on vancomycin immediately that potentially at least for skin infections initially that tedizolid could be a very good choice there.

Terrence Flynn:                                   Thanks.

Operator:                                                                    And your next question comes from the line of Ken Cacciatore with Cowen and Company.

Ken Cacciatore:                               Congratulations on the transactions.  A question on intellectual property for both products.  Could you just give a sense of what covers them and the durability on both franchises?

And then in discussion with Optimer, I was wondering— it would be probably nice to start talking to Astellas about maybe getting those international rights back.  So wondering if there’s any chance that you’ve entered in a discussion with Astellas on that or could we expect that you might enter into discussions with them on getting the international rights back so you could help leverage that?

Thank you very much.

Mike Bonney:                                          OK, Ken.  Let me — let me give a crack at the — at these questions.  I.P. for tedizolid phosphate, the U.S. I.P. is through — this is composition of matter.  At least September of 2026 and, of course, there would be an opportunity for patent term extension once approved based on development of regulatory timelines.

And in Europe, that’s, again, where there are patent term extensions — prior to patent term extensions, it extends through December of 2024.  DIFICID, there’s quite a robust patent portfolio around DIFICID that have — that extends through 2027.  So we see these as very long runway products, if you will.

With respect to Astellas , we never commented about any business development activities until such time as there’s a done deal here as a matter of policy.  We’re always looking — of course, as a general comment, we’re always looking to leverage our commercial infrastructure.  So the degree we can find any kind of asset that fits into either our current U.S. or our planned E.U., we would be very interested in that.

Ken Cacciatore:                               OK.  Great.  Congratulations, guys.

Mike Bonney:                                          Thank you.

Operator:                                                                    And your next question comes from the line of Eun Yang with Jefferies.

Eun Yang:                                                              In terms of the Optimer acquisition, do you think that there will be any regulatory issue between DIFICID and surotomycin?

Mike Bonney:                                          Certainly, any of these acquisitions are subject to the normal regulatory reviews, et cetera, but we see these products as complementary and I don’t think we should make any comments beyond that at this stage.

We’ve answered a couple of times now how we think they complement each other and that’s how we think about it.

Eun Yang:                                                              Now, in terms of DIFICID as, you know, the initial launch was great and actually sales have been kind of flattened out for the last few quarters, so what would you do differently in order to improve sales from current levels?

Mike Bonney:                                          Well, first of all, I think it’s important, Eun, to realize that right now our role is as a co-promote partner, you know?  We don’t control anything until the deal is closed, but as a co-promote partner, both Cubist and Optimer are committed to working to revitalize the growth in DIFICID.

And then following that, we — you know, as Mike said, we think that DIFICID has a long life and we believe that with our commercial and medical expertise and direction, there are ways for us to continue to realize its growth potential.

So in the near-term, it’s a matter of making sure that we’re helping on the co-promote and supporting Optimer up until deal closure.

Eun Yang:                                                              Thank you.

Operator:                                                                    And your next question comes from the line of Alan Carr with Needham and Company.

Alan Carr:                                                               Touching on some earlier subjects, I wondered if — you mentioned before that Trius was planning some work with (VAP) and that obviously Optimer had been working on bone marrow transplants with DIFICID.

Are there other indications that you all might be looking at here in the — in the longer term here to sort of build on these?

Mike Bonney:                                          Yes, I find it very difficult to ever rule anything out as our understanding of human disease evolves, but right now, our view is that ventilator-associated pneumonia in the Gram positive space is a significant medical need, and so we’re very enthusiastic about supporting that with the tedizolid.

And we think that the bone marrow transplant trial makes a lot of sense given the difficulties associated with those — with both the incidents and difficulties associated with patients who have BMTs when they get CDIF.

So at this point, I’m not going to make any commitments, but I would neither — neither would I shut the door if opportunities exist to develop more robust data for one or both of these products.

Alan Carr:                                                               OK.  Thanks very much.

Operator:                                                                    And your next question comes from the line of Howard Liang with Leerink Swann.

Howard Liang:                                      Will you — so in terms of sales force, will you be using the same sales force for potentially all four products, CUBICIN and DIFICID, tedizolid and CXA 201, maybe even a fifth one with surotomycin, and how would you prioritize these within the sales force?

Mike Bonney:                                          Yes, that’s not something we’re going to get into, (Howard), in terms of our sales force strategy, and as I said before, right now, we’re focused on helping these organizations to accomplish what they need to accomplish what they need to accomplish in the near-term.

So we don’t control these companies up until the deals close, so we’re supporting through the co-promote agreement with our current hospital organization, the same one that we used with the co-promote previously, and that’s really about all I’ll say in terms of further sales force strategy.

I would simply add, Howard, that we don’t envision significant expansion in any way, shape or form except for the addition of European infrastructure as we’ve been planning for ceftolozane.

Howard Liang:                                      No, I guess I’m just more interested in Europe sales and marketing strategy, more of a — from a — from a rationale of the transaction perspective.  Do you plan to use one sales force for different products?

Mike Bonney:                                          Well, that to me gets the strategy.  I mean...

Mike Tomsicek:                                (Inaudible).

Rob Perez:                                                             But I take your point, Howard, but I think that as Mike said, the key takeaway is from an investment standpoint, we’re not looking at significant new investments.  There are some capabilities.  We — and we’ll add, but frankly, we would need to add those anyway be it for the build-out of Europe or for the build-out or surotomycin in the future.

So there’s some capabilities that we need to add around the edges.  How we divide up the sales team and who does what is something that I wouldn’t say right now until we made that decision.

Howard Liang:                                      OK.  And can you talk about the size or if there’s any termination fee and the signs of termination fees for either transaction?

Mike Bonney:                                          Yes, there are in certain circumstances, of course, break-up fees will go each way.  You’ll see those — the details in the disclosures.  They’re, I would say, customary.

Howard Liang:                                      Thank you.

Operator:                                                                    Your next question comes from the line of Brian Skorney with Robert W. Baird.

Brian Skorney:                                      My congrats as well on the — on the two acquisitions.  I guess just in terms of tedizolid, when are you assuming ZYVOX goes generic in the U.S. and the E.U. and could you kind of give us some level of quantification in terms of where you think the overlap might be between CUBICIN and ZYVOX, as well as, tedizolid and ZYVOX and also tedizolid and CUBICIN?  Thanks.

Mike Bonney:                                          Let me — let me start with the overlap while we check our notes to make sure we get you the right information on linezolid.  First, with tedizolid and CUBICIN, we truly see these as complementary.

Whenever we do market research, it comes back to us from our customers in the U.S. that they see these differently.  They — linezolid is used largely for pneumonia.  When it’s used in skin, it tends to be the less sick.  More healthy patients maybe is a better way to put it.

When CUBICIN is chosen, it’s chosen for the patients who are either very fragile in the case of skin, or patients who have very serious infections including bacteremia.

The timeline for linezolid to go generic in the U.S. and E.U, we’re still trying to...

Rob Perez:                                                             2015.  It’s mid-2015 U.S.  Let’s see if I have the actual month.  2-Q-2015 in the U.S. and Q1 2016 in Europe.  So I just wanted to make sure we had the date accurate.

Brian Skorney:                                      Thanks.  That’s helpful.

Rob Perez:                                                             Sure.

Operator:                                                                    Your next question comes from the line of Jim Molloy with Janney.

James Molloy:                                        Taking my question, I wanted — two things I want to touch on.  I mean, it seems that the — any thoughts on the FDA?  It seems that they’ve really taken a much more proactive stance on getting these new antibiotics, you know, sort of through or at least in the clinical trial design.  Any thoughts on, you know, approvability or the thoughts that the FDA were getting these through?

And then a follow-up would be, you know, the number of these Gram positives out there, in what particular (inaudible) prepared remarks, but as you compared and contrasted these various A.B.s, can you talk about what made Trius as the standout?

Mike Bonney:                                          OK.  Sure, Jim.  I think it is fair to say that the FDA has over the last, I would say, number of quarters, maybe even expand that to the last year or two, has demonstrated a much greater willingness to be creative.

I think the most recent evidence of that is their pathogen-specific guidance that was issued at the end of June.  We do think that the Trius’ team is an exceptionally high-quality team that has developed this drug and it’s very clear that they have had the appropriate interactions with the — with the agency.

So stay tuned on that.  With respect to the gram positive space, I’ll turn it over to Rob.

Rob Perez:                                                             Yes, so Jim, we certainly have been watching and followed all of the potential entrants to the gram positive space and I can tell you that virtually unanimously within Cubist the product that we were most interested in was tedizolid.

And the reason for that is we felt like the unmet need in the gram positive space is kind of shrinking.  There’s a lot of products that are already fulfilling many of the needs of the market, but is really needed, we thought, was a safe oral therapy that was — that could be used in a convenience sort of course way.

So when we looked at all of the things that were still yet to be fulfilled, we thought that Trius ticked the — tedizolid ticked most of the boxes.

So — and one of the things that we’ve really seen even with CUBICIN is the move to try to get people out of the hospital as quickly as possible and hospitals have, you know, over the last decades used orals to be able to do that.

In many instances, they’re using orals that either aren’t as effective against MRSA or they use orals that maybe they’re concerned about some safety issues.  So we think that tedizolid is able to kind of fill that niche.

So it was the product that we thought could carve out a meaningful difference in the grand positive MRSA market.

James Molloy:                                        Thank you for taking the questions.

Operator:                                                                    And your next question comes from the line of Irina Rivkind with Cantor.

Irina Rivkind:                                            Thanks for taking the questions and congratulations as well.  Are you going to be developing the Trius Gram-negative products forward and maybe you could expand on your plan for that and where that — those products fit in with CXA 201?

And then the other question I had is about just your appetite for M&A.  I mean, now that you guys have these two transactions and a lot of new products launching, you know, is your appetite somewhat diminished for the time being?  Thanks very much.

Mike Bonney:                                          Thanks, Irina.  Steve’s going to handle the first question about the GyrB and ParE Program.

Steve Gillman:                                        Yes.  Well, we’ve been interested and followed the Trius pre-clinical work.  We like what we’ve seen in that molecule.  It’s a little early yet, so we’ve got to, you know, complete some sort of later stage toxicology studies and alike.

But we’re very interested in that.  We’ve — we know the target well and we like the target.  So we’ll see how that develops.

Mike Bonney:                                          It does provide, I think, an opportunity for us to be sort of at the forefront and potentially at a new class of antibiotics, which is always very interesting.  With respect for appetite for M&A, certainly assuming both of these transactions close, we’ll be looking at more of the — our focus will be more on development stage (inaudible).  Think of the Adynxx deal as opposed to significant M&A.

Again, it’s hard to — it’s hard for us ever to say never, but certainly in the foreseeable future, our focus will be on building out the portfolio for products once this bolas of both the two new companies plus our own very robust late stage pipeline that works its way through the regulatory process.

Irina Rivkind:                                            Thank you.

Operator:                                                                    Your next question comes from the line of Ritu Baral with Canaccord.

Ritu Baral:                                                            Hi, guys.  Thanks for — thanks for taking the question.  How do you view the demand elasticity around DIFICID as far as the price?  That’s been a significant focus of investors around the DIFICID opportunity.

And also, any opinions one way or the other on recent pricing strategy changes Optimer’s undertaken?

Mike Bonney:                                          Yes.  So I’m not going to comment on Optimer’s pricing.  What I can tell you is as far as products that have a high price and making an argument for the price, meaning acquisition price, making an argument for the value of those products to the hospital or health care system, that’s something that we think we know very well.  We live it every day with CUBICIN.

And so what we see in DIFICID is a product that has a tremendous value in terms of its ability to meet a significant unmet need in Clostridium-difficile associated diarrhea.  It’s also one of the only anti-infectives that has an FDA- labeled superiority claim.

So we think that there’s significant differentiation with DIFICID, and we’re not going to talk about pricing with it, but I can tell you that having a high-priced product is not something that makes us nervous.  We deal with it every day and we think we’re the right company to be able to realize that value.

Ritu Baral:                                                            And just a quick follow-up to that, as far as the types of pharmaco-economic data that can be generated around DIFICID, what do you feel are the most compelling analytics for the drug?

Mike Bonney:                                          Well, you know, I think the health care environment is moving towards products like DIFICID and CUBICIN that are — that have a benefit to the health care system that’s beyond just acquisition costs.

So, for example, some of the changes to the way hospitals are either reimbursed or even penalized for readmissions break right in the direction of a product like DIFICID, which can help keep people out of the hospital.

Even the NTAP payment, which was — which was granted to DIFICID kind of an historic move granting it to an oral therapy, I think, suggests that there are — there’s value associated with the product beyond just what it costs to acquire.

So we’re very, very interested and looking very forward to working with the entire pharmaco-economic and health outcomes data with this product.  And, you know, we’re looking forward to working with Optimer over the next — the next several months to support their continued launch.

Ritu Baral:                                                            Great.  Thanks for taking the questions.

Operator:                                                                    And your final question comes from a follow-up from Eun Yang with Jefferies and Company.

Eun Yang:                                                              Now, you are going to continue to promote DIFICID with the Optimer until the deal closes?  Are you getting, like, 3.7 million per quarter as a service fee?

Mike Bonney:                                          Under the co-promote agreement, our base fee will not change going forward.  That agreement will be unchanged from what we saw in this past 12 months.

Eun Yang:                                                              OK.  Thank you.

Mike Bonney:                                          Well, thank you all for joining us this evening.  The planned acquisitions of Trius and Optimer contribute to the continuing transformation of Cubist into the world’s premiere acute care bio pharma company.

The value that we believe these assets can deliver to patients and to Cubist shareholders results from the considerable skill and hard work of the employees of Trius and Optimer.

As we work to complete these transactions and integrate the organizations, we look forward to meeting you and speaking with many of you.  Thanks to you all for your attention this evening and have a great night.

Operator:                                                                    Thank you again for joining us today.  This concludes our Web conference.  You may now disconnect.

END

Reconciliation of 2017 Non-GAAP Adjusted Operating Income to 2017 GAAP Operating Income

Cubist’s Building Blocks of Growth include forward-looking information about the Company’s future financial performance, including projected adjusted operating income in 2017 of $700 million, which is a non-GAAP financial measure. This non-GAAP financial measure would be derived by excluding certain amounts from operating income that would be determined in accordance with GAAP and should not be considered an alternative to measurements required by GAAP or a measure of Cubist’s future liquidity. The determination of the amounts that are excluded from non-GAAP financial measures is a matter of management judgment and depends upon, among other factors, the nature of the underlying expense or income amounts. The Company is unable to present a quantitative reconciliation of 2017 adjusted operating income to 2017 operating income, its most directly comparable forward-looking GAAP financial measure, because management cannot reasonably predict with sufficient reliability all of the necessary components of such GAAP measure. For its 2013 guidance, the Company has excluded from its projected non-GAAP adjusted operating income expected contingent consideration expense and amortization expense related to acquired intangible assets, which are included in projected GAAP operating income. The Company is likely to exclude these items from non-GAAP adjusted operating income in the future and may also exclude the following items, and similar items, the effect of which is uncertain but may be significant in amount:

•                                          Other expenses related to completed and future acquisitions of other businesses, including amortization and/or impairment of acquired intangible and tangible assets, integration costs, and transaction costs;

•                                          Expenses associated with any potential restructuring activities, including but not limited to, asset impairments, accelerated depreciation, severance costs, and lease abandonment charges;

•                                          Adjustments related to the timing of income or expense recognition for potential collaboration activities under GAAP;

•                                          Other one-time charges; and

•                                          The tax implications of such activities or transactions.